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                                                                     Exhibit 12
                                                                     Page 1 of 2



                PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                    (In Thousands)
                                      UNAUDITED


                                                        Six Months Ended
                                                    June 30,        June 30,
                                                      1996            1995

 OPERATING REVENUES                                 $516,117        $491,863

 OPERATING EXPENSES                                  395,274         376,785
   Interest portion of rentals (A)                     2,468           1,067
       Net expense                                   392,806         375,718

 OTHER INCOME:
   Allowance for funds used
     during construction                               1,513           2,324
   Other expense, net                                   (802)         (3,629)
       Total other income                                711          (1,305)

 EARNINGS AVAILABLE FOR FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS (excluding
   taxes based on income)                           $124,022        $114,840

 FIXED CHARGES:
   Interest on funded indebtedness                  $ 24,954        $ 23,985
   Other interest (B)                                  7,863           8,555
   Interest portion of rentals (A)                     2,468           1,067
       Total fixed charges                          $ 35,285        $ 33,607

 RATIO OF EARNINGS TO FIXED CHARGES                     3.52            3.42

 Preferred stock dividend requirement               $    772        $    772
 Ratio of income before provision for
   income taxes to net income (C)                      170.2%          159.8%
 Preferred stock dividend requirement
   on a pretax basis                                   1,314           1,234
 Fixed charges, as above                              35,285          33,607
       Total fixed charges and
         preferred stock dividends                  $ 36,599        $ 34,841

 RATIO OF EARNINGS TO COMBINED FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS                        3.39            3.30
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                                                                     Exhibit 12
                                                                     Page 2 of 2



                PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                    (In Thousands)
                                      UNAUDITED





 NOTES:

 (A) Penelec has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating Expenses.

 (B)   Includes dividends on company-obligated mandatorily redeemable preferred securities of $4,594 for the six month periods ended June 30, 1996 and 1995, respectively.

 (C)   Represents income before provision for income taxes of $88,737 and $81,233 for the six month periods ended June 30, 1996 and 1995, respectively, divided by net income of $52,124 and $50,842, respectively for the same periods.
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